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                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549


                                     SCHEDULE 13G



                      UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 (AMENDMENT NO.----)*

                             ADVANCED RADIO TELECOM CORP.
-------------------------------------------------------------------------------
                                   (Name of Issuer)


                            COMMON STOCK, PAR VALUE $.001
-------------------------------------------------------------------------------
                            (Title of Class of Securities)


                                     00754U-10-1
                           -------------------------------
                                    (CUSIP Number)





Check the following box if a fee is being paid with this statement [x]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------                               -----------------------
  CUSIP No. 00754U-10-1                 13G                 Page  2  of  8
          -------------                                          ---     ----
------------------------                               -----------------------
-------------------------------------------------------------------------------

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON

     LANDOVER HOLDINGS CORPORATION
-------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                      (a) [X]
                                                                      (b) [ ]
-------------------------------------------------------------------------------
3.   SEC USE ONLY


-------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE
-------------------------------------------------------------------------------
                              5.   SOLE VOTING POWER

                                   NONE
     NUMBER OF
                              -------------------------------------------------
       SHARES                 6.   SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY                     NONE
        EACH                  -------------------------------------------------
     REPORTING                7.   SOLE DISPOSITIVE POWER
       PERSON
        WITH:                      2,909,718
                              -------------------------------------------------
                              8.   SHARED DISPOSITIVE POWER

                                   NONE
-------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.

     2,909,718
-------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                           [X]
Includes 15,672 shares issuable upon the exercise of warrants. Does not include 36,364 shares of Common Stock beneficially owned by Kimberly Zimmerman, the wife of Laurence S. Zimmerman (who controls Landover Holdings Corporation) and 36,364 shares of Common Stock beneficially owned by the Zachary Tyler Zimmerman Trust, a trust for the benefit of the son of Laurence S. Zimmerman, of which shares Landover Holdings Corporation disclaims beneficial ownership.
-------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9.

     14.9%
-------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*
     CO
-------------------------------------------------------------------------------
                        * SEE INSTRUCTION BEFORE FILLING OUT!

----------------------------                      -----------------------------
  CUSIP No. 00754U-10-1                 13G                 Page  3  of  8
           -------------                                         ---      ---
----------------------------                      -----------------------------
-----------------------------------------------------------------------------

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON

     KIMBERLY ZIMMERMAN
-------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                      (a) [X]
                                                                      (b) [ ]
-------------------------------------------------------------------------------
3.   SEC USE ONLY

-------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     THE UNITED STATES OF AMERICA
-------------------------------------------------------------------------------
                              5.   SOLE VOTING POWER

                                   NONE
     NUMBER OF                -------------------------------------------------
      SHARES                  6.   SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY                      NONE
       EACH                   -------------------------------------------------
     REPORTING                7.   SOLE DISPOSITIVE POWER
      PERSON
       WITH:                       36,364
                              -------------------------------------------------
                              8.   SHARED DISPOSITIVE POWER

                                   NONE
-------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.

     36,364
-------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                           [x]
Does not include 2,909,718 shares of Common Stock beneficially owned by Landover Holdings Corporation (which is controlled by the Reporting Person's husband) or 36,364 shares of Common Stock beneficially owned by the Zachary Tyler Zimmerman Trust (of which the Reporting Person is the trustee), of which shares the Reporting Person disclaims beneficial ownership.
-------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9.

     0.2%
-------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     IN
-------------------------------------------------------------------------------
                         *SEE INSTRUCTION BEFORE FILLING OUT!

---------------------------                       -----------------------------
  CUSIP No. 00754U-10-1                 13G            Page  4  of  8
          ---------------                                   ---    ---
---------------------------                       -----------------------------
-------------------------------------------------------------------------------

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON

     ZACHARY TYLER ZIMMERMAN TRUST
-------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                      (a) [X]
                                                                      (b) [ ]
-------------------------------------------------------------------------------
3.   SEC USE ONLY

-------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     NEW YORK
-------------------------------------------------------------------------------
                              5.   SOLE VOTING POWER

                                   NONE
     NUMBER OF                -------------------------------------------------
      SHARES                  6.   SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY                      NONE
       EACH                   -------------------------------------------------
     REPORTING                7.   SOLE DISPOSITIVE POWER
      PERSON
       WITH:                       36,364
                              -------------------------------------------------
                              8.   SHARED DISPOSITIVE POWER

                                   NONE
-------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.

     36,364
-------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                           [X]
Does not include 36,364 shares of Common Stock beneficially owned by Kimberly Zimmerman (who is trustee of the Reporting Person), and 2,909,718 shares of Common Stock beneficially owned by Landover Holdings Corporation (which is controlled by the husband of the trustee of the Reporting Person), of which shares the Reporting Person disclaims beneficial ownership.
-------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9.

     0.2%
-------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     OO
-------------------------------------------------------------------------------
                         *SEE INSTRUCTION BEFORE FILLING OUT!

----------------------------                      -----------------------------
  CUSIP No. 00754U-10-1                 13G                 Page  5  of  8
          ---------------                                        ---    ---
----------------------------                      -----------------------------
-------------------------------------------------------------------------------
                                  SCHEDULE 13G

Item 1.
-------

     (a) (b) This statement on Schedule 13G relates to the Reporting Persons' (as defined in Item 2 below) beneficial ownership interest in Advanced Radio Telecom Corp. a Delaware corporation (the "Corporation"). The address of the principal executive office of the Corporation is 500 108th Avenue, N.E., Suite 2600, Bellevue, Washington 98004.

Item 2.
-------

     (a) (b) (c) This statement is being filed by the following entities:


          (1) Landover Holdings Corporation, a Delaware corporation;

          (2) Kimberly Zimmerman, a United States citizen; and

          (3) Zachary Tyler Zimmerman Trust, a trust.


     The entities listed in subparagraphs (1) through (3) above are herein collectively referred to as the "Reporting Persons" and individually as a "Reporting Person." The principal business address of the entities listed in subparagraphs (1) through (3) is c/o Landover Holdings Corporation, 156 West 56th Street, Suite 2001, New York, NY, 10019.


     (d) (e) This statement relates to the Common Stock, par value $.001 per share, (the "Common Stock") of the Corporation named in Item 1 of this statement. The CUSIP number associated with such Common Stock is 00754U-10-1.

----------------------------                      -----------------------------
  CUSIP No. 00754U-10-1                 13G                 Page  6  of  8
          ---------------                                        ---    ---
----------------------------                      -----------------------------
-------------------------------------------------------------------------------


                                  SCHEDULE 13G


Item 3.   Filing pursuant to Rule 13d-1(b), or 13d-2(b).
-------   ----------------------------------------------

     This statement is not being filed pursuant to Rule 13d-1(b), or 13d-2(b).


Item 4.   Ownership.
-------   ----------

     (a) (b) (c) The following table sets forth the aggregate number and percentage (based upon the number of shares of Common Stock outstanding as of March 31,1997) of the Common Stock beneficially owned by each Reporting Person named in Item 2 of this statement. The aggregate number and percentage of the Common Stock beneficially owned by each Reporting Person is calculated in accordance with Rule 13d-3(d)(1).



                                                        NUMBER OF SHARES
                                       --------------------------------------------------
Reporting Person                          Common            Warrants             Total            Percentage of Shares
                                                                                                  Outstanding
-----------------------------------------------------------------------------------------

Landover Holdings Corporation (1) (2)     2,894,046          15,672            2,909,718           14.9%
Kimberly Zimmerman (1) (3)                   36,364              0                36,364            0.2%
Zachary Tyler Zimmerman Trust (1) (4)        36,364              0                36,364            0.2%
                                          ---------          ------            ---------           -----

Total Group Ownership (5)                 2,982,446          15,672            2,982,446           15.2%
                                          =========          ======            =========           =====


     (1) Vernon L. Fotheringham, Mark C. Demetree, and Andrew I. Fillat, as trustees under the Voting Trust Agreement dated November 5, 1996 (the "LHC Voting Trust"), have the sole right to vote the shares beneficially owned by Landover Holdings Corporation, Kimberly Zimmerman and Zachary Tyler Zimmerman Trust. The LHC Voting Trust is obliged to vote all such shares on all matters submitted to a vote of the stockholders of the Company in proportion to, or in certain cases, consistent with the majority of, the vote of other stockholders of the Company.

     (2) Landover Holdings Corporation is controlled by Laurence S. Zimmerman.

     (3) Kimberly Zimmerman is the wife of Laurence S. Zimmerman, and trustee of the Zachary Tyler Zimmerman Trust.

     (4) The Zachary Tyler Zimmerman Trust is a family trust of Laurence S. Zimmerman.

     (5) Each Reporting Person disclaims beneficial ownership of the shares beneficially owned by the other Reporting Persons.

----------------------------                      -----------------------------
  CUSIP No. 00754U-10-1                 13G                 Page  7  of  8
          ---------------                                        ---    ---
----------------------------                      -----------------------------
-------------------------------------------------------------------------------

                                  SCHEDULE 13G

Item 5.   Ownership of Five Percent or Less of a Class.
-------   -----------------------------------------------------------

          Not Applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.
-------   ----------------------------------------------------------------

          Not Applicable.

Item 7.   Identification and Classification of the Subsidiary Which Acquired the
-------   ---------------------------------------------------------------------
          Security Being Reported on by the Parent Holding Company.
          ---------------------------------------------------------

          Not Applicable.

Item 8.   Identification and Classification of Members of the Group.
-------   ----------------------------------------------------------

          The information for this item is contained on the individual cover pages to this filing, and is incorporated herein by reference.

Item 9.   Notice of Dissolution of Group.
-------   -------------------------------

          Not Applicable.


               (THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK)
               -------------------------------------------------------

----------------------------                      -----------------------------
  CUSIP No. 00754U-10-1                 13G                 Page  8  of  8
          ---------------                                        ---    ---
----------------------------                      -----------------------------
-------------------------------------------------------------------------------

                                  SCHEDULE 13G

Item 10.  Certification.
--------  --------------

     By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


                                      SIGNATURE
                                     ------------

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

May 22, 1997
                                             LANDOVER HOLDINGS CORPORATION


                                             By: /s/ Laurence S. Zimmerman
                                                 ---------------------------
                                                     Laurence S. Zimmerman
                                                     President



                                                 /s/ Kimberly Zimmerman
                                                 ----------------------
                                                     Kimberly Zimmerman



                                             ZACHARY TYLER ZIMMERMAN TRUST


                                             By:  /s/ Kimberly Zimmerman
                                                 ----------------------
                                                      Kimberly Zimmerman
                                                      Trustee


s